                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 2)

                               BET Holdings, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.02 per share
                         (Title of Class of Securities)

                                  086585-10-6
                                 (CUSIP Number)

Stephen M. Brett, Esq.          Frederick H. McGrath, Esq.        Howard V. Sinclair
Senior Vice President           Baker & Botts, L.L.P.             Arent, Fox, Kintner,
and General Counsel             599 Lexington Avenue              Plotkin & Kahn
Tele-Communications, Inc.       New York, New York 10022-6030     1050 Connecticut Avenue, N.W.
5619 DTC Parkway                (212) 705-5000                    Washington, D.C. 20036-5339
Englewood, CO  80111                                              (202) 857-6000
(303) 267-5500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 22, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*NOTE:  THIS STATEMENT CONSTITUTES AMENDMENT NO. 2 OF THE REPORTING GROUP
        SCHEDULE 13D AND ALSO CONSTITUTES AMENDMENT NO. 8 OF A REPORT ON
        SCHEDULE 13D OF ROBERT L. JOHNSON AND AMENDMENT NO. 2 OF A REPORT ON
        SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.

CUSIP No. 086585-10-6

     (1) Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

          Robert L. Johnson

     (2) Check the Appropriate Box if a Member of a Group
                                    (a)  [X]
                                    (b)  [ ]

     (3)  SEC Use Only

     (4)  Source of Funds
                    BK, OO

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     (6)  Citizenship or Place of Organization


                          United States

     Number of       (7)  Sole Voting Power         0 shares
      Shares
    Beneficially     (8)  Shared Voting Power       10,631,103 shares*
     Owned by
       Each          (9)  Sole Dispositive Power    0 shares
     Reporting
      Person        (10)  Shared Dispositive Power  10,631,103 shares*
       With

     (11) Aggregate Amount Beneficially Owned by Each Reporting Person 10,631,103 shares*

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [  ]

     (13) Percent of Class Represented by Amount in Row (11)
                63.6%
          Assumes conversion of all shares of Class B Common Stock and Class C Common Stock beneficially owned by the Reporting Persons into shares of Class A Common Stock. Because each share of Class B Common Stock and Class C Common Stock generally is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 91.8% of the voting power of the Company.

     (14) Type of Reporting Person (See Instructions)
                IN

___________
* Includes 103,600 shares beneficially owned by Mr. Johnson's spouse, as to which shares the Reporting Persons disclaim beneficial ownership.


CUSIP No. 086585-10-6

                               Page 2 of 22 pages

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

      Tele-Communications, Inc.
      84-1260157

(2)   Check the Appropriate Box if a Member of a Group
                                    (a)  [X]
                                    (b)  [ ]
(3)   SEC Use Only

(4)   Source of Funds
                    BK, OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)   Citizenship or Place of Organization

                              Delaware

  Number of      (7)  Sole Voting Power         0 shares
  Shares
Beneficially     (8)  Shared Voting Power       10,631,103 shares*
  Owned by
   Each          (9)  Sole Dispositive Power    0 shares
 Reporting
  Person        (10)  Shared Dispositive Power  10,631,103 shares*
   With


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 10,631,103 shares*

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13)  Percent of Class Represented by Amount in Row (11)
             63.6%
      Assumes conversion of all shares of Class B Common Stock and Class C Common Stock beneficially owned by the Reporting Persons into shares of Class A Common Stock. Because each share of Class B Common Stock and Class C Common Stock generally is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 91.8% of the voting power of the Company.

(14)  Type of Reporting Person (See Instructions)
             CO

______________
* Includes 103,600 shares beneficially owned by Mr. Johnson's spouse, as to which shares the Reporting Persons disclaim beneficial ownership.

                               Page 3 of 22 pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement of

                               ROBERT L. JOHNSON

                                      and

                           TELE-COMMUNICATIONS, INC.

                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934
                                 in respect of

                               BET HOLDINGS INC.

     This Report on Schedule 13D relates to the Class A common stock, par value $.02 per share (the "Class A Stock"), of BET Holdings, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by the Reporting Group (as defined below) on September 16, 1997 as amended and supplement by an amendment thereto previously filed with the Commission (collectively, the "Reporting Group Schedule 13D") is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 2 to the Reporting Group Schedule 13D. The Report on
Schedule 13D originally filed by Robert L. Johnson on November 12, 1991, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "Johnson Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 8 to the Johnson Schedule 13D. In addition, the Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI
Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 2 to the TCI
Schedule 13D. Mr. Johnson and TCI (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Class A Stock and are collectively referred to as the "Reporting Group." The Johnson Schedule 13D, the TCI Schedule 13D, and the Reporting Group Schedule 13D, are collectively referred to as the "Schedule 13D."

     The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely

                               Page 4 of 22 pages
by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

     The information set forth in Item 4 of the Johnson Schedule 13D, the TCI
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes the Reporting Group Schedule 13D:

     The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Item 5 of the Johnson Schedule 13D, the TCI
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes the Reporting Group Schedule 13D:

     (a)-(b) Due to the rescission of a broker oversell of 15,330 shares of the Company's Class A Stock owned by Mr. Johnson, the number of shares beneficially owned by the Reporting Persons was understated in the Reporting Group Schedule 13D. In addition, since the filing of the most recent amendment to the Reporting Group Schedule 13D, a number of options held by Mr. Johnson or his spouse have become exercisable or will become exercisable in the next 60 days, thus resulting in an increase in the number of shares beneficially owned by the Reporting Group.

     The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997 (the "Company 10-K") reports that as of October 17, 1997 there were outstanding 10,055,048 shares of Class A Stock, 1,831,600 shares of Class B Stock and 4,820,000 shares of Class C Stock. Based upon the number of shares outstanding as set forth in the Company 10-K and assuming the conversion into Class A Stock of all shares of Class B Stock and Class C Stock held by the Reporting Persons, the Reporting Persons beneficially own an aggregate of 10,631,103 shares of Class A Stock, or approximately 63.6% of the shares of Class A Stock deemed outstanding. Of these shares, (i) Mr. Johnson owns 1,929,203 shares of Class A Stock and 4,820,000 shares of Class C Stock and holds options (which are currently exercisable or become exercisable within the next 60 days) to acquire 218,700 shares of Class A Stock, and (ii) TCI (through Liberty) owns 1,831,600 shares of Class A Stock and 1,831,600 shares of Class B Stock. The shares of Class A Stock beneficially owned by Mr. Johnson (including shares issuable upon exercise of such options) constitute approximately 21.4% of the outstanding shares of Class A Stock (without giving effect to the conversion of Mr. Johnson's shares of Class C Stock), the shares of Class A Stock beneficially owned by TCI constitute approximately 18.2% of the outstanding shares of Class A Stock (without giving effect to the conversion of TCI's shares of Class B Stock), the shares of Class B Stock beneficially owned by TCI constitute 100% of the outstanding shares of Class B Stock, and the shares of Class C Stock beneficially owned by Mr. Johnson constitute 100% of the outstanding shares of Class C Stock. With respect to Mr. Johnson, the foregoing amounts include 100 shares of Class A Stock and options

                               Page 5 of 22 pages

(which are currently exercisable or become exercisable within the next 60 days) to acquire 103,500 shares of Class A Stock held by Mr. Johnson's wife. The Reporting Persons disclaim beneficial ownership of all shares and options held by Mr. Johnson's wife.

     Because of the voting power attributable to the Class B Stock and Class C Stock beneficially owned by the Reporting Persons, the Company Securities beneficially owned by the Reporting Persons constitute approximately 91.8% of the outstanding voting power of the Company.

     By virtue of their status as a "group" for purposes of Rule 13d-5, each of Mr. Johnson and TCI may be deemed to have shared voting and dispositive power over the shares owned by the other person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     The information set forth in Item 6 of the Johnson Schedule 13D, the TCI
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes the Reporting Group Schedule 13D:

     On December 22, 1997, Robert L. Johnson and Liberty entered into a letter agreement, dated as of September 11, 1997, relating to their joint activities in connection with the proposed Acquisition (the "Letter Agreement"). A copy of the Letter Agreement is filed as an Exhibit hereto and is hereby incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

4.   Letter Agreement between Robert L. Johnson and Liberty Media Corporation.

                               Page 6 of 22 pages

                                 SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 1997


                              /s/  Robert L. Johnson
                              ----------------------
                              Robert L. Johnson

                              TELE-COMMUNICATIONS, INC.

                              By:  /s/  Stephen M. Brett
                                   ----------------------
                                    Name:  Stephen M. Brett
                                    Title: Executive Vice President
                                           and General Counsel

                               Page 7 of 22 pages

                                 EXHIBIT INDEX


                                                            Seq. Pg. No.


1.  Joint Filing Agreement between Robert L. Johnson and Tele-
    Communications, Inc. regarding joint filing of Schedule 13D.*

2. Letter, dated September 10, 1997, from Robert L. Johnson and Liberty Media Corporation to the Board of Directors of the Company.*

3.  Letter, dated September 19, 1997, from Robert L. Johnson and
    Liberty Media Corporation to Delano E. Lewis, the sole member of the Special Committee of the Board of Directors of the Company.*

4.  Letter Agreement between Robert L. Johnson and Liberty Media
    Corporation.



* Previously filed.

                               Page 8 of 22 pages